KBS GROWTH & INCOME REIT, INC.

800 NEWPORT CENTER DRIVE, SUITE 700

NEWPORT BEACH, CALIFORNIA 92660

April 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Attn:	Jennifer Gowetski, Senior Counsel
Sara von Althann, Attorney-Advisor

Re:	KBS Growth & Income REIT, Inc.
Registration Statement on Form S-11, as amended
File No. 333-207471

Ladies:

In accordance with Rule 461 under the Securities Act of 1933, KBS Growth & Income REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective by 5:00 P.M. (EDT) on Thursday, April 28, 2016 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact Carrie Hartley of DLA Piper LLP (US), counsel to the Company, at (919) 786-2007 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

KBS GROWTH & INCOME REIT, INC.

By:	/s/ Jeffrey K. Waldvogel
Name:	Jeffrey K. Waldvogel
Title:	Chief Financial Officer